OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 9, 2018

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Rochester Minnesota Municipal Fund (SEC File 811-21881)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence on September 17, 2018, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Rochester Minnesota Municipal Fund (the “Registrant” or the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2018 (accession number 0000728889-18-001310). For your convenience, we have included your comments in italics, followed by our responses. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein. Unless stated otherwise, the comments and responses apply to all of the Funds.

Prospectus

Fees and Expenses

1.	Please include in EDGAR Correspondence a completed fee table and expense examples prior to effectiveness.

The Annual Fund Operating Expenses table and expense example table, to be included in Post-Effective Amendment No. 25 (expected to be filed on October 12, 2018 and to be effective October 15, 2018), are as follows:

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class Y
Management Fees	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	N/A
Other Expenses
Interest and Fees from Borrowings	0.12%	0.12%	0.12%
Interest and Related Expenses from Inverse Floaters	0.03%	0.03%	0.03%
Other Expenses	0.18%	0.18%	0.17%
Total Other Expenses	0.33%	0.33%	0.32%
Total Annual Fund Operating Expenses	0.98%	1.73%	0.72%
Fee Waiver and Expense Reimbursement[2]	(0.13)%	(0.33)%	(0.12)%
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	0.85%	1.40%	0.60%

1.	Expenses have been restated to reflect current fees.
2.	After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable interest and fees from borrowings and interest and related expenses from inverse floaters, dividend expenses, taxes, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 0.70% for Class A shares, 1.25% for Class C shares and 0.45% for Class Y shares, as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date the Proposal is approved by shareholders, unless approved by the Board.

Example:

If shares are redeemed					If shares are not redeemed
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class A	$558	$761	$981	$1,613	$558	$761	$981	$1,613
Class C	$244	$517	$915	$2,030	$144	$517	$915	$2,030
Class Y	$62	$219	$390	$886	$62	$219	$390	$886

2.	In the introductory paragraph preceding the Example, replace “redeem” with "redeem or hold" in the second sentence. Otherwise, the disclosure could be confusing for an investor, based on the way the Example is formatted. The form shows "If shares are not redeemed" on separate line to avoid confusion.

The Fund notes that the relevant sentence used in the prospectus is identical to the sentence used in Item 3 of Form N-1A, in the introductory paragraph prior to the Example table shown there. The Fund believes that the disclosure is clear with respect to the information shown in the expense example table, and also consistent with industry practices. See, e.g., BlackRock National Municipal Fund and American Funds Short-Term Tax-Exempt Bond Fund. Therefore, the Fund respectfully declines to make the requested change.

Principal Investment Strategies

3.	We note the Fund has a fundamental 80% policy to invest in tax-exempt securities. Please include this 80% policy in the SAI disclosure of fundamental policies.

The Fund notes that the General Instructions of Form N-1A, paragraph C(2), states that the purpose of the SAI is to allow the Fund to provide additional information about the Fund that is not included in the prospectus, and that the Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus. Further, the Fund notes that in 2013, shareholders were asked to approve changes to the Fund’s fundamental 80% policy to invest in tax-exempt securities, which included the removal of related disclosure from the SAI. The purpose, as disclosed in the Fund’s proxy statement dated April 12, 2013, of stating the fundamental 80% policy solely in the prospectus as part of the Fund’s principal investment strategies, without restating the policy in the SAI, was to clarify and modernize the policy, and to avoid confusion regarding the full scope of the policy. Because shareholders have affirmatively approved this approach, we respectfully decline to make this change.

4.	Please delete “in the opinion of counsel to the issuer of each security” in the first sentence of the Fund’s Principal Investment Strategies and throughout the disclosure, as this qualification is not consistent with Rule 35d-1.

We believe the proposed fundamental policy’s language is not inconsistent with the requirements of Rule 35d-1. Rule 35d-1 requires that an investment company that uses a name suggesting that its distributions are exempt from federal income tax or from both federal and state income taxes adopt a fundamental policy: (i) to invest at least 80% of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (ii) to invest its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax. Rule 35d-1 does not specify the exact language required to be used by such a fund. The Fund’s proposed fundamental policy satisfies the requirement for the Fund to adopt an 80% test with respect to tax-exempt securities, and the inclusion of “in the opinion of counsel to the issuer of each security” in the policy is intended to, as a practical matter, indicate to shareholders that the Fund’s relevant investments will be made in securities that have been confirmed by counsel to be, in fact, tax-exempt. The language purposefully restricts the Fund from including in its investments relating to the 80% test any securities whose tax-exempt status is insufficiently certain, such that counsel has not provided an opinion affirming such status. This is intended to help protect shareholders and to add clarity around the tax-exempt nature of the Fund’s 80% test investments.

In addition, the language of the Fund’s proposed fundamental policy is consistent with industry practices. See, e.g., BlackRock National Municipal Fund; PIMCO Municipal Bond Fund; and MainStay MacKay High Yield Municipal Bond Fund. Moreover, the relevant language is also included in the Fund’s current fundamental policy; it was added following shareholder approval in 2013 of a proposal to revise the Fund’s fundamental policy by, among other things, adding the language in question. Shareholders have therefore clearly affirmed and approved the Fund’s use of this specific language in its 80% test. Based on the foregoing, we respectfully decline to make the requested change.

5.	We note that the Principal Investment Strategies states that the Fund may invest in defaulted securities, and that disclosure regarding defaulted securities is included in “Other Investment Strategies and Risks.” If investing in defaulted securities is not a principal strategy of the Fund, please delete.

The reference to defaulted securities follows a discussion of the Fund’s ability to invest generally in below-investment-grade securities, and risks relating to below-investment-grade securities are disclosed in the “Principal Risks” section. We believe including a reference to defaulted securities here is appropriate in the context of the broader discussion regarding below-investment-grade securities, notwithstanding the fact that the Fund does not expect to invest in defaulted securities in a manner that would give rise to a principal risk. Therefore, we respectfully decline to make this change.

6.	Will investments in inverse floaters count towards the Fund's 80% policy? If so, the Fund must value these derivatives for purposes of the names rule on a mark-to-market basis (i.e., market price or fair value if traded over-the-counter). Please include appropriate disclosure in the Principal Investment Strategies section or elsewhere in the prospectus.

Inverse floaters are included in the Fund’s 80% policy to invest in tax-exempt municipal securities, and are valued based on the market value of the related municipal bond held in the tender option bond trust, less the principal amount of related inverse floater certificates. The disclosure has been revised accordingly.

7.	We note the Principal Investment Strategies states ways in which the Fund can use leverage, including through inverse floaters and borrowing money. Please add disclosure regarding the use of reverse repurchase agreements, consistent with the risk disclosure included under Principal Risks.

The disclosure has been revised.

8.	Please define “pre-refunded municipal securities.”

The Fund notes that a more detailed explanation of pre-refunded municipal securities is included under “More About the Fund - About the Fund’s Investments – The Fund’s Principal Investment Strategies and Risks – Ratings of Municipal Securities the Fund Buys.” In light of the foregoing, the Fund does not believe it is necessary to revise the disclosure in the Principal Investment Strategies section.

Principal Risks

9.	We note Risks of Minnesota Municipal Securities discusses the Fund’s transition to a national municipal fund. Please explain more about the transition to a national municipal fund in the Principal Investment Strategies section. For example, how long is the transition expected to take? Is the transition expected to increase portfolio turnover?

As described in the proxy statement dated June 22, 2018, it is anticipated that the Fund’s portfolio will be transitioned from its current focus on Minnesota securities to a broader, more diversified portfolio of national municipal securities gradually over a period of time, to minimize portfolio turnover and associated costs. The portfolio managers expect to transition the Fund’s portfolio by, for example, investing proceeds from in-flows in accordance with the new national strategies, and do not intend to dispose of all the Fund’s Minnesota municipal securities immediately. Additional disclosure regarding the transition process and its expected effect on portfolio turnover has been added to “More About the Fund – About the Fund’s Investments – Other Investment Strategies and Risks – Portfolio Turnover.”

10.	With respect to the statement in Municipal Securities Focus Risk that many types of municipal securities are not considered part of any “industry” for purposes of the Fund’s concentration policy, what is the basis for this statement? Also, please clarify to state that the municipal securities in which the Fund invests are the sole obligation of the state or local government issuing the security, if true. Otherwise, the industry of the non-governmental borrower or the project being funded should be counted for concentration purposes where such securities are backed principally by non-governmental assets and revenues.

The Fund notes that in Investment Company Act Release No. 9785 (May 31, 1977), the Commission took the position that tax-exempt instruments issued by a state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from a fund’s concentration policy. The Fund directs the Commission staff to the SAI section “Other Fundamental Investment Restrictions,” which includes the following statement: “… [T]he Securities and Exchange Commission has taken the position that investment of more than 25% of a fund’s total assets in issuers in the same industry or group of industries constitutes concentration in that industry or group of industries. That limit does not apply to securities issued or guaranteed by the U.S. government or its agencies and instrumentalities.” (Emphasis added.) In light of the foregoing, the Fund respectfully declines to revise the prospectus disclosure.

11.	With respect to the sentence stating that the Fund may invest more than 25% of its total assets in municipal securities that are not considered part of any industry, subject to any applicable limits in the prospectus, please clarify that these "applicable limits" include the Fund's 80% investment policy.

Because the Fund intends to invest at least 80% of its assets in tax-exempt municipal securities, the 80% policy does not act as a limit, or ceiling, on the amount of the Fund’s investment in municipal securities that are not considered part of any industry. Rather, the Fund has the ability to invest 100% of its assets in such municipal securities, subject to any other limits described in the prospectus (e.g., the Fund cannot invest in municipal securities issued by a U.S. territory). Therefore, the Fund respectfully declines to make the requested change.

12.	We note the section Principal Risks – Inverse Floaters states that the Fund may invest in inverse floaters with any degree of leverage. Please include this disclosure in the Fund’s Principal Investment Strategies section.

The disclosure has been revised.

The Fund’s Performance

13.	In the sentence preceding the performance bar chart, please revise the reference to December 31, 2017 to October 15, 2018.

The disclosure has been revised.

14.	Please update the footnote following the performance bar chart regarding returns from the period from January 1, 2018 to reflect returns through September 30, 2018.

The disclosure has been revised.

15.	Please describe the Consumer Price Index in the narrative disclosure, since it is considered an additional index per item 27(b) (7), Instruction 6.

The disclosure has been revised.

More About the Fund – Other Investment Strategies and Risks

16.	With respect to the section Portfolio Turnover, will the Fund’s change from a fund that focuses its investments on Minnesota municipal securities to national municipal securities result in an increase in portfolio turnover? Please supplementally explain and revise disclosure if applicable.

Please see the response to Comment 9.

More About the Fund – How the Fund is Managed

17.	Please revise the statement that a discussion regarding the basis for the Board’s approval of the Fund’s investment advisory agreements is available in the Fund’s semi-annual report to shareholders to reference the period ended September 30, 2018.

Because the semi-annual report to shareholders dated September 30, 2018 will not be available to shareholders until November 2018, we have retained the reference to the report for the period ended September 30, 2017. We will update this reference to September 30, 2018 in the next registration statement update following November 2018.

More About Your Account

18.	In the Sales Charge Waivers section, please delete the statement that “The availability of this sales charge waiver depends on the policies, procedures and trading platforms of the intermediary.” Any variation of the availability of waivers must be specifically described.

The sentence referenced by the Commission staff in its comment is intended to inform shareholders that they must check with their financial intermediaries to determine if they are eligible for the waiver. The waiver is not specific to any type of shareholder or intermediary; rather, it is available to any shareholder using any intermediary that undertook a change in the account type that produced the result described in the previous sentence of the disclosure. The Fund believes the availability of the waiver is sufficiently and clearly described, and is useful to shareholders. In addition, we note that this disclosure is consistent with industry practice. See, e.g., BlackRock High Equity Income Fund. However, in light of the staff’s comment, we have revised the disclosure to clarify that the availability of the sales charge waiver for any shareholder depends on the policies, procedures and trading platforms of any financial intermediary used by the shareholder, and not a specific financial intermediary.

19.	In the Redemptions “In-Kind” section, please disclose whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.

The Fund confirms that in-kind redemptions would be made on a pro-rata basis, and respectfully directs the staff to the following statement in that section: “That means that the redemption proceeds will be paid in securities from the Fund’s portfolio on a pro-rata basis.”

           Statement of Additional Information

          Other Investments and Investment Strategies

20.	With respect to the section Asset Coverage for Certain Investments and Trading Practices, please revise the disclosure to state that in all instances, asset coverage will be done in accordance with Commission and staff guidance. This language suggests, for example, that derivatives may be covered through offsets or that amounts to be segregated or designated may be reduced by amounts on deposit, which is not consistent with Commission or staff guidance.

We appreciate the Commission staff’s comment. As a general matter, the Fund believes its asset segregation practices (and the description of them) to be consistent with staff guidance. However, in light of the staff’s request, as well as consideration of the Commission’s regulatory initiatives, we have been considering the changes suggested by the staff. Any changes deemed appropriate would be incorporated into the Fund’s next update of its registration statement at the next opportunity. To the extent there is specific Commission guidance regarding asset coverage through offsets and reducing asset coverage by amounts on deposit, we would appreciate it if the staff could direct us to such guidance, to help facilitate our review of our asset coverage practices and disclosure.

          Other Fundamental Investment Restrictions

21.	Further to Comment 3, please include the 80% policy regarding the Fund’s investments in tax-exempt municipal securities in the SAI disclosure of fundamental policies.

Please see the response to Comment 3.

The Manager and the Sub-Adviser

22.	Please disclose the compensation earned by each individual adviser, including any sub-adviser, regardless of who pays the compensation. Please disclose the fees for the prior three fiscal years or length of service if shorter; the method of calculation; the percentage of fees and basis (total assets); breakpoint discounts offset in credits; waivers/expense reimbursements; and file the sub-advisory agreement as an exhibit.

The Fund respectfully disagrees with the Commission staff’s position that a sub-adviser’s compensation must be disclosed regardless of whether the sub-adviser is paid by the fund or the investment adviser. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund. (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) require, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicate only that amounts paid by the Fund to the investment adviser should be included in the SAI. Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A. The Fund’s sub-advisory agreement will be filed as an exhibit to the Registration Statement.

            How to Sell Shares

23.	With respect to the section Payments “In Kind,” please disclose whether in-kind redemptions would be based on pro-rata slices of portfolio assets, individual securities or representative securities baskets.

Please see the response to Comment 19.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Carolyn Liu-Hartman
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-5086
cliuhartman@ofiglobal.com

Sincerely,
/s/ Carolyn Liu-Hartman
Carolyn Liu-Hartman
Vice President & Associate General Counsel

cc:       Taylor V. Edwards, Esq.

Kramer Levin Naftalis & Frankel LLP